8 Hartom St, POB 45389 Jerusalem Israel 91451 Phone: +972-2-548-6555 Fax:. +972-2-548-6550 http://www.biocancell.com * info@biocancell.com

April 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: BioCancell Therapeutics Inc. Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1/A (File No. 333- 156252) filed on March 25, 2010 (Accession Number 0001451980-10-000010)

Ladies and Gentlemen:

BioCancell Therapeutics Inc., a Delaware corporation (the “Company”), hereby withdraws Post-Effective Amendment No. 1 to Registration Statement on Form S-1/A (File No. 333-156252) filed with the Securities and Exchange Commission (“Commission”) on March 25, 2010.

After discussions with the Staff, it is our understanding that the “flag” which was used for EDGAR identification purposes incorrectly identified the above-referenced Post-Effective Amendment No. 1 as a Pre-Effective Amendment (S-1/A), rather than a Post-Effective Amendment (“POSAM”). As discussed with the Staff, following the filing of this Form AW, the Company will file Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-156252) with the proper EDGAR “flag” identifying it as a Post-Effective Amendment.

Sincerely, BioCancell Therapeutics Inc.
By:	/s/ Avraham Hampel
Name:	Avraham Hampel
Title:	Corporate Secretary